Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

The following is an interview Chris Pavlovski, CEO of Rumble Inc. (“Rumble”) conducted with Maria Bartiromo. A link to the interview is here: https://grabien.com/getmedia.php?id=1629607&key=9f34b5feb7f8832250d32fbc20cacd01&userid=17147

00:00:00 Maria Bartiromo: Welcome back. The fast-growing video platform Rumble keeps getting bigger. The Securities and Exchange Commission approving Rumble's proposed business combination with CF Acquisition Corp [VI]. The merger should take place soon after the September 15th shareholder meetings – the shareholder meeting rather. Joining me right now is the founder and CEO of Rumble Chris Pavlovski. Chris, congratulations. Great news for you.

Chris Pavlovski: Thank you, Maria. It's a pleasure to be on. Yeah, so it's been great news. It's been a – a wonderful ride the last two years, and this effectiveness by the SEC is very exciting.

00:00:32 Maria Bartiromo: I want to get your take on what that means for Rumble in terms of what you do with the money raised and the new liquidity, but before we go to that, I've got to get your take on what we just heard. We had the lawyer for the whistleblower of – against Twitter on, and they are pushing forward because they say this is a national security issue. Your reaction.

Chris Pavlovski: Well, yeah, like, when you see the hack that happened last year with Twitter and accounts getting taken over and what you see with the – the algorithm and how it amplifies content, and de-amplifies content, and bans, how they ban users.

They have massive implications, like massive responsibility, especially with the amplification that happens to – to make sure that things are – are done correctly. Like, the worst thing – the most egregious thing that's happening, like, we all hear about users getting banned on these platforms, but the more egregious thing that's happening is the amplification of things that they want you to hear and the things that they don't want you to hear.

Maria Bartiromo: Yeah.

Chris Pavlovski: You see, like, articles that are not being shown up on – on the platform anymore like The New York Post getting banned.

00:01:33 Maria Bartiromo: Yeah, the Hunter Biden laptop.

Chris Pavlovski: But imagine what – imagine how they're tipping the scales one way or the other, like amplifying it, making sure everyone sees a certain narrative and making sure everyone sees a different narrative.

Male Host: But in fairness, isn't that what every media outlet does? The New York Times has its point of view. Fox has its point of view. CNN has, you know, et cetera.

Chris Pavlovski: Absolutely. But we're talking about a platform that's claiming to be fair.

Male Host: Ah.

Chris Pavlovski: That's – that's claiming this to be neutral.

Female Host: Yeah, they're claiming to –

Maria Bartiromo: The public square.

Chris Pavlovski: Exactly.

00:02:00 Female Host: They have – they have blanket liability protection from Congress.

Maria Bartiromo: Yep, that's [00:02:00 unintelligible] –

Female Host: Media company – traditional media companies don't.

Maria Bartiromo: Yeah.

Female Host: Period.

Chris Pavlovski: Yeah, and –

Maria Bartiromo: Section 230.

Chris Pavlovski: – that's why they need – that's why they need to be fair. They can't be a publisher where they weigh the scales like that. That's – that's the whole point of the 230 is that we're expecting these platforms to treat everybody fairly. Whether it's chronological, whether it's an algorithm, it's going to have to be fair. You can't tilt the scale.

Maria Bartiromo: Well, without Rumble, without Truth Social, we certainly would not have heard President Trump's side of the story [00:02:32 unintelligible] documents and a raid on his Mar-a-Lago property.

00:02:36 So thank you to Rumble and to Truth Social for actually giving people an opportunity to see the other side rather than just relying on these companies that claim to be a public square and a bulletin board, which they're not.

Chris Pavlovski: Yeah, it's the fundamental aspect of a democracy is being able to, like, you know, allowed to hear both sides of the story, make up your opinion. We're all adults. We should be able to hear all sides of the story whether we agree with it or whether we disagree with it.

00:03:05 I – I just cannot believe that we're in a – a state of affair where you – we shouldn't hear this side of the story. It's not good for us to hear it.

Maria Bartiromo: Well, [00:03:11 crosstalk] in America. I mean –

Female Host 2: And, Chris, so the – there is this internecine debate on the right about the state of Section 230. You know, would removing it have a chilling effect where the only website you can get is The New York Times. Do you think Rumble's success is a testament to the fact that the only way to undercut Twitter is around them, not through changing the law?

00:03:31 Maria Bartiromo: Competition.

Female Host 2: Yeah.

Chris Pavlovski: Yeah. When it comes to Section 230, you know, that – that's a real important legislation for companies that are acting in a – in good faith that are – are not acting like publishers. Like, once you act like a publisher, I don't understand why 230, that immunity is there for them. Like, why – why would that protection be there for a company that acts like a publisher and starts to say, hey, this needs to be watched more than this.

Maria Bartiromo: Yeah.

Chris Pavlovski: This is what you should see. That –

Maria Bartiromo: And then they're not transparent about how they actually go about it, but I want to talk about Rumble for a minute.

00:04:03 What, are you raising $400 million? You also launched the beta version of Rumble ads. Tell us about that, and – and where the growth story is for Rumble.

Chris Pavlovski: Yeah. So the – with the – the merger with CFVI, we're looking to raise – we're a $100 million pipe and a $300 million through the SPAC depending on the redemptions. We'll see how that goes around September 15. So really looking forward to that. But also extremely excited to – to have launched Rumble ads.

00:04:31 Rumble ads is – I've been in this space for 20 years – more than 20 years – and I've watched Google kind of own that space – Google ads, Google ad sense – and you don't really have an option. You're stuck, like, having them broker all the ads, and it's really – it – it's really exciting to be able to offer a choice now to – to companies and also to publishers. We just announced yesterday that Truth Social will also be running through this ecosystem.

00:04:58 So you're kind of seeing an ecosystem kind of emerge now to not only allow everyone to have a voice but also having the ability for companies to choose and select audiences that are more in line with – with their businesses.

Maria Bartiromo: Then you'll be able to go up against big tech? I mean, with all the strength and money and power on – on big tech, will you be able to –

Chris Pavlovski: I – I think we're – we're quite – we're pretty much – we're there.

Maria Bartiromo: Yeah.

Chris Pavlovski: We just reported 35 million users in the United States in June of 2022, but that's a, you know, at least 15 percent of YouTube's market share in the United States.

00:05:31 They're at, like, 190, 200 million, around there. So --

Maria Bartiromo: Terrific.

Chris Pavlovski: - that's pretty compelling. That means we have real audience, real size, and we're at 52 million globally. So we're – we're really making a real run here.

Maria Bartiromo: Well, I am one of those 52 million on Rumble.

Chris Pavlovski: Yes, you are.

Maria Bartiromo: And I am one of those members on Truth Social, and I'm happy about it. It's a great experience. Chris, thank you.

Chris Pavlovski: Thank you very much for having me.

Maria Bartiromo: Good to see you. Chris Pavlovski joining us. We'll be right back. Stay with us.

****

Important Information and Where to Find It

This communication relates to a proposed transaction between Rumble Inc. (“Rumble” and CF Acquisition Corp. VI (“CF VI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF VI has filed with the United States Securities and Exchange Commission (“SEC”) an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CF VI, on August 12, 2022 (the “Registration Statement”), and has filed, and will file, other relevant materials with the SEC. The definitive proxy statement/prospectus has been sent to all CF VI stockholders. Investors and security holders of CF VI are urged to read the Registration Statement, the definitive proxy statement/prospectus (and any supplements thereto, if and when filed), and all other relevant documents filed or to be filed in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF VI through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CF VI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

Participants in the Solicitation

CF VI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed transactions. CF VI's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CF VI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF VI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF VI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF VI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF VI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA, (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CF VI related to the BCA or the transactions contemplated thereby, (vi) the ability to maintain the listing of CF VI stock on Nasdaq, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CF VI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xii) risks related to Rumble’s limited operating history, the rollout of its business and the timing of expected business milestones, (xiii) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xiv) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, and their impact on Rumble, its business and markets in which it operates, (xv) the ability of Rumble to retain existing content providers and users and attract new content providers and customers, (xvi) the potential inability of Rumble to manage growth effectively, (xvii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xviii) the ability to recruit, train and retain qualified personnel. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, CF VI’s Form 10-Q filed on August 15, 2022 and the other filings that CF VI has filed or will file with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CF VI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CF VI gives any assurance that either Rumble or CF VI will achieve its expectations.